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                               October 27, 2020

       Andrew Cebulla
       Vice President, Finance and Interim Chief Financial Officer
       Tennant Company
       701 North Lilac Drive
       Minneapolis, MN 55440

                                                        Re: Tennant Company
                                                            Form 10-K for the
FIscal Year Ended December 31, 2019
                                                            Filed February 27,
2020
                                                            Form 10-Q for the
Quarter Ended June 30, 2020
                                                            Filed July 30, 2020
                                                            Form 8-K filed July
30, 2020
                                                            File No. 001-16191

       Dear Mr. Cebulla:

              We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-Q for the Quarter Ended June 30, 2020

       Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Impact of COVID-19 , page 21

   1. We note on page 24 you partially attribute the increase in your gross profit margin in the second quarter of 2020
to "benefits from government programs". Similarly, you partially attribute the decrease
in Selling and Administrative Expense in the second quarter of 2020 to "benefits from
government programs received related to COVID-19". Please fully disclose the nature of
these benefits, in quantified detail, and your accounting policies, and advise us. Describe how
they contributed to the increase in your gross profit and a
                                                        reduction in your S&A
Expense. If you are referring to a loan received under the CARES
                                                        Act, please explain to
us the basis for your accounting and reporting policies including
 Andrew Cebulla
Tennant Company
October 27, 2020
Page 2
         references to the supporting accounting literature. Further, refer to the CF Disclosure
         Guidance Topic 9A: Coronavirus (COVID-19)     Disclosure
Considerations Regarding
         Operations, Liquidity, and Capital Resources at https://www.sec.gov/corpfin/covid-19-
         disclosure-considerations.
Form 8-K filed July 30, 2020

Exhibit 99. Tennant Company Reports 2020 Second Quarter Results
Supplemental Non-GAAP Financial Table , page 9

2. It appears your calculations of the non-GAAP measures Gross Profit - as adjusted, Selling and Administrative Expense - as adjusted, Profit from Operations - as adjusted, Profit before income taxes - as adjusted, Operating Margin - as adjusted, Net Earnings attributable to Tennant Company - as adjusted, and Net Earnings Attributable to Tennant
         Company per share - as adjusted reflect the exclusion of various non-recurring charges but include the benefits from non-recurring government programs. Please refer to Question
         100.03 of the Compliance & Disclosure Interpretations ("C&DIs) on Non-GAAP
         Financial Measures and confirm to us that you will fully comply with this guidance in the future.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Kathryn Jacobson, Senior Staff Accountant) at (202) 551-3365 or
Robert Littlepage, Accountant Branch Chief at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Edward Kim, Staff
Attorney at (202) 551-3297 or Larry Spirgel, Technology Office Chief at (202) 551-3815 with any other questions.



FirstName LastNameAndrew Cebulla                             Sincerely,
Comapany NameTennant Company
                                                             Division of
Corporation Finance
October 27, 2020 Page 2                                      Office of
Technology
FirstName LastName